APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

American Brewers

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	771.55
Sales - Beer	234.00
Sales - Wine	1,908.00
Sales of Product Income	27,294.84
Unapplied Cash Payment Income	64.00
Uncategorized Income	61.04
Total Income	**$30,333.43**
Cost of Goods Sold	
CGS - Beer	44.32
CGS - wine	1,138.61
Cost of Goods Sold	14,315.74
Inventory Shrinkage	-1,122.73
Production	9,432.50
Total Cost of Goods Sold	**$23,808.44**
GROSS PROFIT	**$6,524.99**
Expenses	
Advertising/Promotional	708.00
Amortization Expense	5,611.00
Bank Charges & Fees	121.50
Beer Royalties	685.25
Car & Truck	4,902.08
Computers & Software	1,560.32
Contractor Payments	17,945.65
Contractors	0.00
Depreciation Expense	4,207.00
Insurance	995.00
Labor	48.00
Legal & Professional Services	2,841.05
Meals & Entertainment	2,164.39
Office Supplies & Postage	4,020.36
PayPal Fees	1.53
Rent & Lease	3,250.00
Repairs & Maintenance	1,160.43
Returned product	95.84
Tasting Supplies	89.75
Taxes & Licenses	3,524.00
Uncategorized Expense	192.88
Utilities	863.60
Total Expenses	**$54,987.63**
NET OPERATING INCOME	**$ -48,462.64**
NET INCOME	**$ -48,462.64**

American Brewers

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
9200828508 Valhalla Checking	4,106.11
conversion of case qty	0.00
PayPal Bank	0.00
Savings (6495)	25.00
Total Bank Accounts	**$4,131.11**
Accounts Receivable	
Accounts Receivable (A/R)	-535.08
Total Accounts Receivable	**$ -535.08**
Other Current Assets	
Inventory	-83,612.00
Inventory Adjustment	0.00
Inventory Asset	143,883.18
Uncategorized Asset	-358.63
Undeposited Funds	4,990.10
Total Other Current Assets	**$64,902.65**
Total Current Assets	**$68,498.68**
Fixed Assets	
Accum Amortization	-8,885.00
Accum Depreciation	-7,712.00
Equipment	8,426.00
Total Fixed Assets	**$ -8,171.00**
TOTAL ASSETS	**$60,327.68**

American Brewers

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-502.04
Total Accounts Payable	**$ -502.04**
Other Current Liabilities	
State of Mich. Payable	2.16
Total Other Current Liabilities	**$2.16**
Total Current Liabilities	**$ -499.88**
Long-Term Liabilities	
Shareholder Loan	-49,776.00
Total Long-Term Liabilities	**$ -49,776.00**
Total Liabilities	**$ -50,275.88**
Equity	
Opening Balance Equity	99,193.88
Owner's Investment	66,210.50
Owner's Pay & Personal Expenses	-9.40
Retained Earnings	-6,814.78
Transfer from Mark Klebba	486.00
Net Income	-48,462.64
Total Equity	**$110,603.56**
TOTAL LIABILITIES AND EQUITY	**$60,327.68**

American Brewers

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-48,462.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	167.30
Inventory	40,934.28
Inventory Adjustment	0.00
Inventory Asset	-134,342.92
Uncategorized Asset	358.63
Accum Amortization	5,611.00
Accum Depreciation	4,207.00
Accounts Payable (A/P)	-502.04
State of Mich. Payable	2.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-83,564.59**
Net cash provided by operating activities	**$ -132,027.23**
INVESTING ACTIVITIES	
Equipment	-8,426.00
Net cash provided by investing activities	**$ -8,426.00**
FINANCING ACTIVITIES	
Opening Balance Equity	97,765.40
Owner's Investment	32,910.00
Owner's Pay & Personal Expenses	-9.40
Transfer from Mark Klebba	486.00
Net cash provided by financing activities	**$131,152.00**
NET CASH INCREASE FOR PERIOD	**$ -9,301.23**
Cash at beginning of period	18,422.44
CASH AT END OF PERIOD	**$9,121.21**

American Brewers

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
Sales	6,370.88
Sales - Beer	351.00
Sales - Wine	10,337.00
Sales of Product Income	33,575.87
Square Income	12,213.37
Uncategorized Income	9,019.80
Total Income	**$71,867.92**
Cost of Goods Sold	
CGS - Beer	66.48
CGS - wine	4,859.91
Cost of Goods Sold	15,486.87
Production	92.51
Shipping	228.34
Total Cost of Goods Sold	**$20,734.11**
GROSS PROFIT	**$51,133.81**
Expenses	
Advertising/Promotional	-0.01
Advertising & Marketing (deleted)	2.73
Total Advertising/Promotional	**2.72**
Bank Charges & Fees	121.37
Beer Royalties	417.25
Brewing supplies	490.42
Car & Truck	3,134.79
Computers & Software	892.34
Contractor Payments	23,435.61
Contractors	210.00
Insurance	820.00
Job Supplies	2,094.93
Legal & Professional Services	5,960.42
Meals & Entertainment	2,319.26
membership fees	399.50
Office Supplies & Postage	8,852.53
Other Business Expenses	819.10
Purchases	-13.57
Reimbursable Expenses	907.61
Rent & Lease	2,800.00
Repairs & Maintenance	6,433.35
Square Fees	61.40
Tasting Supplies	114.36
Taxes & Licenses	2,550.51
Tea Production	115.00
Travel	272.34
Uncategorized Expense	-3,059.36
Utilities	5,310.12
Total Expenses	**$65,462.00**
NET OPERATING INCOME	**$ -14,328.19**
NET INCOME	**$ -14,328.19**

American Brewers

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1153560001 Huntington Checking	3,829.38
9200828508 Valhalla Checking	9,112.50
Bank Adjustment	121.08
conversion of case qty	0.00
Mobile Deposits (deleted)	-1,938.76
PayPal Bank	0.00
Petty Cash	143.76
Savings (6495)	25.00
Tap Room Expenses	2,041.50
Total Bank Accounts	**$13,334.46**
Accounts Receivable	
Accounts Receivable (A/R)	5,108.29
Total Accounts Receivable	**$5,108.29**
Other Current Assets	
Inventory	-83,630.63
Inventory Adjustment	0.00
Inventory Asset	137,788.88
Uncategorized Asset	-3,602.15
Undeposited Funds	23,925.15
Total Other Current Assets	**$74,481.25**
Total Current Assets	**$92,924.00**
Fixed Assets	
Accum Amortization	-8,885.00
Accum Depreciation	-7,712.00
Equipment	8,784.94
Total Fixed Assets	**$ -7,812.06**
TOTAL ASSETS	**$85,111.94**

American Brewers

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-705.83
Total Accounts Payable	**$ -705.83**
Other Current Liabilities	
Environmental/Bottle Deposits	7.80
Square Tips	1,321.18
State of Mich. Payable	2.16
Unassigned Tax Agency for Apps Payable	732.86
Total Other Current Liabilities	**$2,064.00**
Total Current Liabilities	**$1,358.17**
Long-Term Liabilities	
Shareholder Loan	-49,776.00
Total Long-Term Liabilities	**$ -49,776.00**
Total Liabilities	**$ -48,417.83**
Equity	
Opening Balance Equity	108,448.28
Owner's Investment	94,210.50
Owner's Pay & Personal Expenses	-9.40
Retained Earnings	-55,277.42
Transfer from Mark Klebba	486.00
Net Income	-14,328.19
Total Equity	**$133,529.77**
TOTAL LIABILITIES AND EQUITY	**$85,111.94**

American Brewers

STATEMENT OF CASH FLOWS

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-14,328.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-5,643.37
Inventory	18.63
Inventory Asset	6,094.30
Uncategorized Asset	3,243.52
Accounts Payable (A/P)	-203.79
Environmental/Bottle Deposits	7.80
Square Tips	1,321.18
Unassigned Tax Agency for Apps Payable	732.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,571.13**
Net cash provided by operating activities	**$ -8,757.06**
INVESTING ACTIVITIES	
Equipment	-358.94
Net cash provided by investing activities	**$ -358.94**
FINANCING ACTIVITIES	
Opening Balance Equity	9,254.40
Owner's Investment	28,000.00
Net cash provided by financing activities	**$37,254.40**
NET CASH INCREASE FOR PERIOD	**$28,138.40**
Cash at beginning of period	9,121.21
CASH AT END OF PERIOD	**$37,259.61**

I, Thomas L McGuire, certify that:

1. The financial statements of American Brewers Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of American Brewers Inc. included in this Form reflects accurately the information reported on the tax return for American Brewers Inc. for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Thomas L McGuire*

Name: Thomas L McGuire

Title: COO